Exhibit 12.1

JERNIGAN CAPITAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(Dollars in thousands)

	Three months ended March 31, 2016	Year ended December 31, 2015

Earnings:
Net income (loss)	$1,122	$(2,943)
Add back:
Fixed charges	23	58
Total Earnings (A)	$1,145	$(2,885)

Fixed charges and preferred share dividends
Portion of rent expense representative of interest factor	$23	$58
Capitalized interest	-	-
Total fixed charges (B)	$23	$58
Preferred share dividends, including redemption costs	-	-
Total Fixed Charges and Preferred Share Dividends (C)	$23	$58

Ratio of earnings to fixed charges (A / B)	49.78	(49.74)
Insufficient coverage (A - B)	n/a	$(2,943)

Ratio of Earnings to Fixed Charges and Preferred Share Dividends (A / C)	49.78	(49.74)
Insufficient coverage (A - C)	n/a	$(2,943)